                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No.     18     )*
                                         -----------


                             PACCAR, INCORPORATED
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   693718108
                            ----------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


4151435                             Page 1

-----------------------
  CUSIP NO. 693718108                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
      94-1681731
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          3,341,083
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,483,787
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,678,366

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


4151435                             Page 2

-----------------------
  CUSIP NO. 693718108                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America Illinois
      36-0947896
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            989

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             460

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      989

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


4151435                             Page 3

-----------------------
  CUSIP NO. 693718108                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT&SA
      94-1687665
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,339,194

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          900
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,257,305

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          226,022
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,677,377

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


4151435                             Page 4

-----------------------
  CUSIP NO. 693718108                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America Trust Company of Florida, N.A.
      59-2142868
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      -0-

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


4151435                             Page 5

                                  SCHEDULE 13G


Item 1(a)  Name of Issuer:                  Paccar, Incorporated

      (b)  Address of Issuer's
           Principal Executive Offices:     777 - 106th Avenue, N.E.
                                            Bellevue, Washington  98004

Item 2(a)  Names of Persons Filing:         BankAmerica Corporation
                                                   ("BAC")
                                            Bank of America NT&SA
                                                  ("BANTSA")
                                            Bank of America Illinois
                                                    ("BAI")
                                            Bank of America Trust
                                             Company of Florida, N.A.
                                                   ("BATCF")

      (b)  Addresses of Principal
           Business Offices:                (For BAC and BANTSA)
                                            555 California Street
                                            San Francisco, CA 94104

                                            (For BAI)
                                            231 South LaSalle Street
                                            Chicago, IL 60697

                                            (For BATCF)
                                            2255 Glades Road
                                            Boca Raton, FL 33431

      (c)  Citizenship:                     BAC is organized under the laws of
                                            Delaware.  BANTSA and BATCF are
                                            organized under the laws of the
                                            United States.  BAI is a bank
                                            chartered under Illinois state law.

      (d)  Title of Class of Securities:    Common Stock

      (e)  CUSIP Number:                    693718108

4151435                             Page 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [_]   Broker or Dealer registered under Section 15 of the Act

          (b) [X]   Bank as defined in section 3(a)(6) of the Act

          (c) [_]   Insurance Company as defined in section 3(a)(19) of the Act

          (d) [_] Investment Company registered under section 8 of the Investment Company Act

          (e) [_] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(ii)(F)

          (g) [X] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

          (h) [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

4151435                             Page 7

Item 4    Ownership

          (a)  Amount Beneficially Owned:*
                      BAC                                       3,678,366
                      BAI                                             989
                      BANTSA**                                  3,677,377
                      BATCF                                             0

          (b)  Percent of Class:*
                      BAC                                             9.5%
                      BAI                                               0%
                      BANTSA**                                        9.5%
                      BATCF                                             0%

          (c)  Number of shares as to which such
               person has:

               (i)    sole power to vote or direct the vote:*
                      BAC                                               0
                      BAI                                             989
                      BANTSA                                    3,339,194
                      BATCF                                             0

               (ii)   shared power to vote or direct the vote:*
                      BAC                                       3,341,083
                      BAI                                               0
                      BANTSA                                          900
                      BATCF                                             0

               (iii)  sole power to dispose or direct
                      the disposition of:*
                      BAC                                               0
                      BAI                                             460
                      BANTSA                                    3,257,305
                      BATCF                                             0

               (iv)   shared power to dispose or to
                      direct the disposition of:*
                      BAC                                       3,483,787
                      BAI                                               0
                      BANTSA                                      226,022
                      BATCF                                             0


*By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

**This represents a combined total of beneficial ownership of shares and percentages, respectively, of 3,614,088 and 9.3% by Bank of America NW, NA, 550 and 0% by Bank of America Nevada, 62,739 and and .2% by BANTSA. Bank of America NW, NA and Bank of America Nevada merged into BANTSA on January 1, 1997.

4151435                             Page 8

Item 5    Ownership of Five Percent or Less of a Class.

          If this statement is being filed to
          report the fact that as of the date
          hereof the reporting person has ceased
          to be the beneficial owner of more
          than five percent of the class of
          securities, check the following [_].

Item 6    Ownership of More than Five
          Percent on Behalf of Another Person.             Not Applicable.


Item 7    Identification and Classification
          of the Subsidiaries Which Acquired
          the Security Being Reported on by
          the Parent Holding Company.

          See Item 2. BAC is a registered bank holding company. BANTSA and BATCF are banks, as defined in section 3(a)(6) of the Act.
          BAI is a bank chartered under Illinois state law.
          Each of these entities are wholly-owned
          subsidiaries of BAC.

Item 8    Identification and Classification
          of Members of the Group.                         See Item 7.

Item 9    Notice of Dissolution of Group.                  Not Applicable.

Item 10   Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

4151435                             Page 9

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       BankAmerica Corporation



Dated:  February 12, 1997              By     /s/ JOHN J. HIGGINS
                                            ------------------------------------
                                            John J. Higgins
                                            Executive Vice President

4151435                             Page 10

                                                                       Exhibit A

                         AGREEMENT RE JOINT FILING OF
                                 SCHEDULE 13G


The undersigned hereby agrees as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated: February 12, 1997               BANKAMERICA CORPORATION

                                       By:   /s/ JOHN J. HIGGINS
                                             ----------------------------------
                                             John J. Higgins

                                       Its:  Executive Vice President


Dated: February 12, 1997               BANK OF AMERICA NT&SA*

                                       By:   /s/ JOHN J. HIGGINS
                                             ----------------------------------
                                             John J. Higgins

                                       Its:  Group Executive Vice President


Dated: February 12, 1997               BANK OF AMERICA ILLINOIS

                                       By:   /s/ DEBRA A. HITON
                                             ----------------------------------
                                             Debra A. Hiton

                                       Its:  Senior Vice President and
                                             and Attorney-in-Fact


Dated: February 12, 1997               BANK OF AMERICA TRUST COMPANY
                                        OF FLORIDA, NATIONAL ASSOCIATION

                                       By:   /s/ DEBRA A. HITON
                                             ----------------------------------
                                             Debra A. Hiton

                                       Its:  Attorney-in-Fact


*On January 1, 1997 Bank of America NW, NA and Bank of America Nevada were merged into Bank of America NT&SA and no longer exist.

4151435                             Page 11

                           Limited Power of Attorney
                           -------------------------

     KNOW ALL MEN BY THESE PRESENTS, that BANK OF AMERICA TRUST COMPANY OF FLORIDA, NATIONAL ASSOCIATION ("Principal"), a national banking association chartered and existing under the laws of the United States, with its registered offices at 2255 Glades Road, Boca Raton, Florida, by and through its duly elected officer, Thomas G. Church, Chairman of the Board of Directors of Principal, does hereby nominate, constitute and appoint Mary R. Frost and Debra
A. Hiton and each of them, as its true and lawful attorneys-in-fact, for it and in its name, place and stead, to execute any and all reports, forms, schedules or other documents required to be executed by Principal pursuant to Section 13 of the Securities Exchange Act of 1934 as now in effect or hereafter amended and rules issued thereunder from time to time by the Securities and Exchange Commission.

     Principal hereby gives and grants unto each of said attorneys-in-fact full power and authority to do and perform all and every act necessary, requisite or proper to be done with respect to the aforesaid reports, forms, schedules or other documents, including the filing thereof with the Securities and Exchange Commission, and such stock exchanges or other authority, entity or person as fully as Principal might or could do, with full power of substitution or revocation, hereby ratifying and confirming all that Principal's attorneys-in-fact shall have lawfully done heretofore in connection therewith or hereafter causes to be done by virtue hereof.

     This Limited Power of Attorney shall expire on January 31, 1998, unless earlier revoked or extended by Principal in writing.

     This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the State of Illinois, United States of America.

     IN WITNESS WHEREOF, Principal has executed this Limited Power of Attorney this 16th day of January, 1997.

                                  /s/ Thomas G. Church
                                  --------------------
                                  Thomas G. Church
                                  Chairman of the Board of
                                     Directors

Subscribed and sworn to before me
this 16th day of January, 1997.

/s/ NINA TAI
------------
Notary Public

4151435

Board of Directors                                    Adopted:  November 1, 1993
BankAmerica Corporation                            Last amended:  August 1, 1994


           GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)
           ----------------------------------------------------------


     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1
                                    -------

          the Chairman of the Board
          the Chief Executive Officer
          the President
          any Vice Chairman of the Board
          any Vice Chairman
          the Chief Financial Officer
          the Treasurer
          any Executive Vice President
          any Senior Vice President
          any Vice President
          the Secretary

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.


4126526.01

Board of Directors                                              November 4, 1996
Bank of America NT&SA

                  GENERAL OPERATING RESOLUTION (Excerpts from)
                  --------------------------------------------

     The Board of Directors of Bank of America NT&SA ("BofA") authorizes and determines as follows:

     1. Certain officers of BofA ("Authorized Signers") are authorized to act on behalf of BofA as set forth in the attached "Signing Authorities Chart."

     2. For the purposes of this resolution, "OFFICER" refers to a BofA officer holding one of the officer titles listed below, and "OFFICER" refers to any BofA officer. The incumbency of any officer may be certified by the Secretary or any Assistant Secretary. References in this resolution to the ranking of officer titles refers to the ranking shown in the following list of Officers:

          the Chief Executive Officer ("CEO")
          the Chairman of the Board
          the President
          any Vice Chairman of the Board ("VC of the Bd") the Chief Operating Officer ("COO") any Vice Chairman ("VC") the Chief Financial Officer ("CFO") any Group Executive Vice President ("GEVP") any Executive Vice President ("EVP") any Senior Vice President ("SVP") the Cashier the Secretary the Treasurer any Managing Director any Senior Authorized Officer any Vice President ("VP") any Assistant Vice President any Authorized Officer any Senior Trust Officer any Trust Officer any Assistant Secretary any Assistant Cashier

VI.  REGULATORY MATTERS

   Action or Transaction                  Authorized Signer(s)

Execution of any document or             Any one Officer at the
other writings and any                   level of VP or above,
amendments, withdrawals or               or any one attorney in
terminations thereof for                 the Legal or Tax
submission to or filing with             Departments of BofA
any federal, state, local or             holding the officer
foreign regulatory authorities.          title of Counsel or
                                         above.

4126528

                           Limited Power of Attorney
                           -------------------------

          KNOW ALL MEN BY THESE PRESENTS, that BANK OF AMERICA ILLINOIS ("Principal"), an Illinois banking corporation with its registered offices at 231 South LaSalle Street, Chicago, Illinois, by and through its duly elected officer, Wilma J. Smelcer, Chief Administrative Officer of Principal, does hereby nominate, constitute and appoint Mary R. Frost and Debra A. Hiton and each of them, as its true and lawful attorneys-in-fact, for it and in its name, place and stead, to execute any and all reports, forms, schedules or other documents required to be executed by Principal pursuant to Section 13 of the Securities Exchange Act of 1934 as now in effect or hereafter amended and rules issued thereunder from time to time by the Securities and Exchange Commission.

          Principal hereby gives and grants unto each of said attorneys-in-fact full power and authority to do and perform all and every act necessary, requisite or proper to be done with respect to the aforesaid reports, forms, schedules or other documents, including the filing thereof with the Securities and Exchange Commission, and such stock exchanges or other authority, entity or person as fully as Principal might or could do, with full power of substitution or revocation, hereby ratifying and confirming all that Principal's attorneys-in-fact shall have lawfully done heretofore in connection therewith or hereafter causes to be done by virtue hereof.

          This Limited Power of Attorney shall expire on December 31, 1997, unless earlier revoked or extended by Principal in writing.

          That certain Limited Power of Attorney dated March 29, 1996 with respect to this same subject is hereby revoked; provided, however, that such revocation shall not affect any action taken under the March 29, 1996 Limited Power of Attorney prior to its revocation.

          This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the State of Illinois, United States of America.

          IN WITNESS WHEREOF, Principal has executed this Limited Power of Attorney this 16th day of January, 1997.

                                 /s/ WILMA J. SMELCER
                                 --------------------
                                 Wilma J. Smelcer
                                 Chief Administrative Officer

Subscribed and sworn to before me
this 16th day of January, 1997.

/s/ NINA TAI
------------
Notary Public
4151483